FORM 4 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Cernovitch Marc (Last) (First) (Middle) c/o 335 - 25 Street S.E. (Street) Calgary Alberta, Canada T2A 7H8 (City) (Province) (Postal Code)				2. Issuer Name and Ticker or Trading Symbol Synergy Technologies Corporation "OILS"						6. Relationship of Reporting Person(s) to Issuer (Check all Applicable) ___ Director ___ 10% Owner XX Officer ___ Other (Give Title Below) (Specify Below) Vice-President _____________________
				3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary)		4. Statement for Month/Year April 2001				7. Individual or Joint/Group Reporting (Check Applicable Line) XX Form Filed by One Reporting Person _ _ Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)						5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V		Amount		(A) or (D)	Price
Common Stock Common Stock	April 23, 2001 April 23, 2001	P P			470,000 124,686		A A	$1.00* $1.00*		92,343 599,886	D I	-- Shares owned by CMJ Consulting of which Mr. Cernovitch is the sole shareholder
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Transaction Date Month/Day /Year	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Deriv-ative Security (Instr. 5)	9. Number of Deriv-ative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expi-ration Date	Title	Amount or Number of Shares
Warrants to Purchase Shares of Common Stock	$3.50	April 23, 2001 April 23, 2001	P P		470,000 124,686		4/01 4/01	2/17/03 4/7/03	Common Stock; 470,000 shares Common Stock; 124,686 shares	* *	235,000 594,686	D I	-- Shares owned by CMJ Consulting of which Mr. Cernovitch is the sole shareholder

Explanation of Responses:

*These shares and warrants were acquired as part of two subscriptions for units of the Issuer, each unit comprised of one share and a warrant to purchase an additional share. The first subscription was for 470,000 units and the second was for 124,686 units.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

								/s/ Marc Cernovitch **Signature of Reporting Person			May 15, 2001 Date